08018589

FOSTER'S
GROUP

ASX RELEASE

SEC MAIL PROCESSING
RECEIVED
NOV 14 2006
WASH, D.C.
160
SECTION

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3E – Daily Share Buy-Back Notice"

SUPPL

Released: 31 October 2006

Pages: 3
(including this page)

PROCESSED
NOV 21 2006
THOMSON
FINANCIAL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29/08/2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	0	6,000
4	Total consideration paid or payable for the shares	$0	$37,500

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $0.00 date: n/a lowest price paid: $0.00 date: n/a	highest price paid: $6.25 lowest price paid: $6.25 highest price allowed under rule 7.33: $6.6444

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Buy back further shares to the value of $199.9625 million

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 31/10/06
Assistant Company Secretary

Print name: Robert K. Dudfield